Exhibit 77C

AllianceBernstein National Municipal Income Fund, Inc.
811-10573


RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of AllianceBernstein
National Municipal Income Fund, Inc.(the Fund) was held on March 29, 2012. A description of the proposal and number of shares voted at the Meeting are as follows:


To elect three Directors for a term of three years and until his successor is duly elected and qualifies.
Class Three (term expires 2015)




                                      Voted for	          Authority
						           Withheld

Class Three (term expires 2015)
Garry L. Moody			      26,336,734	   650,321
Marshall C. Turner, Jr.		      26,095,215	   891,839
Earl D. Weiner			      26,228,182	   758,872








NSAR.4-30-2012